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                              August 31, 2023

       Qiaoling Lu
       Chief Executive Officer
       Sentage Holdings Inc.
       501, Platinum Tower
       233 Taicang Road
       HuangPu, Shanghai City 200001
       People's Republic of China

                                                        Re: Sentage Holdings
Inc.
                                                            Annual Report on
Form 20-F for Fiscal Year Ended December 31, 2022
                                                            Filed May 1, 2023
                                                            File No. 001-40580

       Dear Qiaoling Lu:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F filed May 1, 2023

       Introduction, page ii

   1. In future filings, disclose each permission or approval that you, your subsidiaries, or the
                                                        VIEs are required to
obtain from Chinese authorities to operate your business and to offer the securities being
registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered by
permissions requirements from the China Securities Regulatory
                                                        Commission (CSRC),
Cyberspace Administration of China (CAC) or any other
                                                        governmental agency
that is required to approve the VIE   s operations, and state
                                                        affirmatively whether
you have received all requisite permissions or approvals and whether any permissions
or approvals have been denied. Please also describe the
                                                        consequences to you and
your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain
such permissions or approvals, (ii) inadvertently conclude that such
 Qiaoling Lu
FirstName LastNameQiaoling Lu
Sentage Holdings Inc.
Comapany
August 31, NameSentage
           2023        Holdings Inc.
August
Page 2 31, 2023 Page 2
FirstName LastName
         permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
2. In your next 20-F, provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S.
         investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S.
         investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements. Affirmatively state if you have requested approval to transfer cash to the
         WFOE or to entities outside of China, and if you have requested permission, and identify specifically any time when permission was denied or the relevant authority otherwise declined to provide permission.
3. We note your disclosure on page 88, including your organizational structure. In your next
         20-F, provide this presentation earlier in the filing, identifying the person or entity that owns the equity in each depicted entity. Describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIEs' operations and financial results into your financial statements.
Item 3. Key Information
Risk Factors, page 1

4. We note your disclosure on page ii that "VIE Agreements have not been tested in a court of law in China as of the date of this annual report, and as a result we are subject to various risks." In your next filing, revise the summary of risk factors, disclose the risks that your corporate structure and being based in or having the
majority of the company   s
         operations in China pose to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the annual report. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and
         the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the market value of your securities.
 Qiaoling Lu
FirstName LastNameQiaoling Lu
Sentage Holdings Inc.
Comapany
August 31, NameSentage
           2023        Holdings Inc.
August
Page 3 31, 2023 Page 3
FirstName LastName
5. We note your discussion of the Opinions issued on July 6, 2021 in the risk factor on page
         37, as well as in the Risk Factor summary on page 4. We also note several other risk factors that discuss the possible impact on your company if your fraud detection and other activities are insufficient. However, we do not see any discussion of the Law on
         Combatting Telecom and Online Fraud, which went into force on December 1, 2022.
         Please provide us with your analysis as to why this law does not have a potential impact on your business, particularly if your risk management and fraud detection activities are insufficient to identify improper use of your systems. Make appropriate changes to your future filings.
If we fail to implement and maintain an effective system of internal controls, page 29

6. We note in your disclosure on page 29 that you are an emerging growth company, and you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. Please revise future filings to include a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies, and as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.
The disclosures in our reports and other filings with the SEC, page 39

7. We note your disclosure that your filings are not subject to review by the CSRC or any other PRC authority. We also note your disclosure, including on page 41 about the
         Chinese government's ability to exert significant influence and control over your operations, as well as your uncertainty as to the application of the trial measures on your obligation to seek CSRC approval. In future filings, please clarify the extent of any review of your SEC reports, as of an applicable date. Also, please ensure that the disclosure adequately reflects the unsettled nature of the regulation of foreign investment in China and the evolving regulatory landscape in China and Hong Kong. The Chinese government exerts substantial influence, page 41

8. In this risk factor, you discuss the uncertainty related to the application of the trial measures, or your obligation to seek approval from the CSRC. In future filings, provide a separate risk factor to address this specific uncertainty.
We are a foreign private issuer within the meaning of the rules under the Exchange Act, page 47

9. We note your disclosure on page 47 that you intend to publish your results on a quarterly basis through press releases and on Form 6-K. However, we note that your results have been published on earnings releases for the six months ended June 30, 2022 and June 30,
         2021, and none have been published in 2023. Please tell us when you intend to publish
 Qiaoling Lu
FirstName LastNameQiaoling Lu
Sentage Holdings Inc.
Comapany
August 31, NameSentage
           2023        Holdings Inc.
August
Page 4 31, 2023 Page 4
FirstName LastName
         quarterly results as noted in your risk factor and, if your intent to publish quarterly results has changed, please revise future filings to specify when you intend to publish them.
Item 4. Information on the Company
Loan Recommendation Service, page 58

10. We note your disclosure on pages 59 and 69 that the number of borrowers who have used your loan recommendation services has grown rapidly over time. We also note your disclosure on page 96 that you successfully recommended 115 borrowers to your funding partners in fiscal year 2020, 23 borrowers in 2021, and zero borrowers in 2022. Please revise future filings to accurately describe the trend in the number of borrowers who have used your loan recommendation services during the periods presented. Prepaid Payment Network Service, page 60

11. We note your disclosures on pages 60 and 75 which refer to your growing prepaid payment network service business. We also note that revenue from this business line decreased from $928,565 in 2021 to $161,372 in 2022. Please tell us and revise future filings to explain how you determined that this business was growing despite decreased revenue, including any other performance indicators you may use to measure growth.
Item 5. Operating and Financial Review and Prospects
Operating expenses, page 97

12. Please revise future filings to describe, in quantitative terms, any significant components of your selling, general and administrative expenses that would be material to an understanding of your results of operations. Also quantitatively describe any material changes and underlying drivers of variability in your selling, general and administrative expenses period-over-period. Please provide a draft of your proposed disclosure in your response. Please refer to Item 303 of Regulation S-K.
Consolidated Financial Statements
Consolidated Statements of Comprehensive Income and Other Comprehensive Income, page F-5

13. Please revise future filings to present cost of services on the face of your statement of comprehensive income. Please refer to Item 5-03 of Regulation S-X.
Note 2     Summary of significant accounting policies
Basis of presentation, page F-12

14. We note your disclosure that the consolidated financial statements are presented in the
         United States dollar, rounded to the nearest thousands except share and per share data, or otherwise noted. However, the consolidated financial statements appear to be rounded to the nearest dollar. Please tell us and revise future filings as needed to explain how the amounts in your financial statements are presented.
 Qiaoling Lu
Sentage Holdings Inc.
August 31, 2023
Page 5
Accounts receivable net, page F-13

15. We note your disclosure that you recorded an allowance for doubtful accounts on accounts receivable as of December 31, 2022 and 2021, and also that you consider all of the accounts receivable to be fully collectible. Please tell us and revise future filings to explain how you determined that all receivables were fully collectible during those periods considering your allowance for doubtful accounts.
Convenience translation, page F-13

16. We note your disclosure on page F-13 that the consolidated financial statements are translated using an exchange rate as of December 31, 2022 for all balances. We also note your disclosure on page F-15 that the financial statements have been translated using either the exchange rate at each reporting period end date, historical rates, or average rates, as appropriate for different types of balances. Please tell us and revise future filings to clarify how you perform foreign currency translations and which exchange rates are used.
Recent Adopted Accounting Pronouncements, page F-19

17. Please revise future filings to disclose the effective date of recently issued accounting
         pronouncements as applicable to the Company   s December 31 fiscal
year-end date.
Note 6     Prepaid expenses and other current assets, page F-21

18. We note your disclosure of the deposit paid in March 2022 for the commissioned acquisition of an e-commerce technology services business. Please revise future filings to describe in the Operating Results within Item 5 any material changes in revenues or net income that you believe are reasonably likely to occur as a result of this acquisition. Refer to Item 303(b)(2) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Katharine Garrett at 202-551-2332 or William Schroeder at 202-551-
3294 if you have questions regarding comments on the financial statements and related matters. Please contact Aisha Adegbuyi at 202-551-8754 or Christian Windsor at 202-551-
3419 with any other questions.



FirstName LastNameQiaoling Lu                                    Sincerely,
Comapany NameSentage Holdings Inc.
August 31, 2023 Page 5                                           Division of
Corporation Finance
FirstName LastName                                               Office of
Finance